UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2017

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

The following is the English translation of excerpt regarding the Basel Pillar 3 disclosures and the relevant information from our Japanese language disclosure material published in January 2017.

The Japanese regulatory disclosure requirements are fulfilled with the Basel Pillar 3 disclosures and Japanese GAAP is applied to the relevant financial information.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Status of Sound Management of Liquidity Risk

Liquidity Coverage Ratio	56

Status of Major Liquid Assets	57

Capital adequacy requirement highlights

The Basel Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (the FSA Notice No. 7 of 2014.).

With respect to the calculation of capital adequacy ratio, we have applied the international standard and adopted (a) the advanced internal ratings-based approach as a method to calculate the amount of credit risk weighted assets and (b) the advanced measurement approach as a method to calculate the amount equivalent to the operational risk.

∎ Capital adequacy ratio

(1) Summary of capital adequacy ratio

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
Total capital ratio (International standard)	15.40%	15.84%
Tier 1 capital ratio	12.42%	12.94%
Common equity Tier 1 capital ratio	10.17%	10.98%

Total capital	9,596.1	9,767.8

Tier 1 capital	7,742.3	7,982.5
Common equity Tier 1 capital	6,338.8	6,769.3

Risk weighted assets	62,309.2	61,648.4

Credit risk	57,249.5	56,576.9
Market risk	1,982.7	1,917.2
Operational risk	3,076.9	3,154.3

Mizuho Bank (Consolidated)

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
Total capital ratio (International standard)	16.01%	16.01%
Tier 1 capital ratio	13.06%	13.22%
Common equity Tier 1 capital ratio	10.83%	11.02%

Total capital	9,097.2	9,012.1

Tier 1 capital	7,420.5	7,440.1
Common equity Tier 1 capital	6,151.9	6,202.3

Risk weighted assets	56,790.8	56,261.3

Credit risk	53,234.2	53,098.7
Market risk	1,420.2	878.1
Operational risk	2,136.3	2,284.4

Mizuho Bank (Non-Consolidated)

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
Total capital ratio (International standard)	16.06%	16.37%
Tier 1 capital ratio	12.93%	13.39%
Common equity Tier 1 capital ratio	10.65%	11.06%

Total capital	8,936.3	8,846.2

Tier 1 capital	7,196.8	7,238.5
Common equity Tier 1 capital	5,928.9	5,976.5

Risk weighted assets	55,639.4	54,032.8

Credit risk	52,363.8	51,520.2
Market risk	1,390.7	627.9
Operational risk	1,884.8	1,884.6

Mizuho Trust & Banking (Consolidated)

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
Total capital ratio (International standard)	21.13%	19.95%
Tier 1 capital ratio	19.10%	18.80%
Common equity Tier 1 capital ratio	19.06%	18.80%

Total capital	502.1	479.1

Tier 1 capital	453.8	451.6
Common equity Tier 1 capital	452.9	451.6

Risk weighted assets	2,376.1	2,401.3

Credit risk	2,111.3	2,125.7
Market risk	17.3	13.0
Operational risk	247.4	262.5

Mizuho Trust & Banking (Non-consolidated)

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
Total capital ratio (International standard)	21.22%	20.16%
Tier 1 capital ratio	19.18%	19.05%
Common equity Tier 1 capital ratio	19.18%	19.05%

Total capital	491.6	488.5

Tier 1 capital	444.3	461.6
Common equity Tier 1 capital	444.3	461.6

Risk weighted assets	2,315.9	2,422.8

Credit risk	2,092.0	2,184.4
Market risk	15.8	11.3
Operational risk	208.1	227.1

∎ Risk weighted assets

(1) Credit risk weighted assets by asset class and ratings segment

Mizuho Financial Group (Consolidated)

	(Billions of yen)
	As of September 30, 2015			As of September 30, 2016
	EAD	Credit risk weighted assets	Risk Weight(%)	EAD	Credit risk weighted assets	Risk Weight(%)
Internal ratings-based approach	192,002.1	50,906.6	26.51	184,252.0	49,590.8	26.91

Corporate, etc.	165,597.6	31,370.5	18.94	159,867.8	31,109.7	19.45
Corporate (except specialized lending)	77,672.1	28,057.1	36.12	74,556.7	28,326.4	37.99
Ratings A1-B2	55,685.6	14,407.0	25.87	52,669.8	14,471.9	27.47
Ratings C1-D3	19,911.7	11,987.8	60.20	19,719.8	11,915.4	60.42
Ratings E1-E2	1,025.6	1,302.8	127.02	1,155.8	1,577.9	136.51
Ratings E2R-H1	1,049.1	359.4	34.26	1,011.2	361.1	35.71
Sovereign	79,782.9	1,219.3	1.53	78,802.5	1,067.1	1.35
Ratings A1-B2	79,637.5	1,140.1	1.43	78,683.1	991.9	1.26
Ratings C1-D3	142.2	77.7	54.64	118.9	74.3	62.52
Ratings E1-E2	3.0	1.4	48.23	0.4	0.7	181.13
Ratings E2R-H1	0.1	0.0	62.90	0.0	0.0	62.70
Bank	7,920.2	1,830.6	23.11	6,358.3	1,557.8	24.50
Ratings A1-B2	7,108.0	1,386.9	19.51	5,814.0	1,225.7	21.08
Ratings C1-D3	804.5	433.1	53.83	537.4	320.5	59.63
Ratings E1-E2	4.2	9.6	224.78	4.1	10.7	258.09
Ratings E2R-H1	3.4	1.0	29.81	2.6	0.7	30.20
Specialized lending	222.2	263.3	118.48	150.2	158.1	105.31
Retail	13,192.5	5,058.4	38.34	12,530.7	4,726.6	37.72
Residential mortgage	10,027.3	3,362.9	33.54	9,562.8	3,195.3	33.41
Qualifying revolving loan	527.4	342.1	64.86	588.6	383.2	65.10
Other retail	2,637.6	1,353.3	51.31	2,379.3	1,148.0	48.25
Equities	4,951.9	7,921.2	159.96	4,359.0	7,386.0	169.44
PD/LGD approach	4,430.4	6,219.8	140.39	3,715.4	5,298.7	142.61
Market-based approach	521.5	1,701.4	326.22	643.6	2,087.2	324.29
Regarded-method exposure	2,015.1	4,335.6	215.15	1,871.5	4,223.2	225.65
Securitizations	3,583.9	288.4	8.05	3,439.9	269.6	7.83
Others	2,660.8	1,932.1	72.61	2,182.9	1,875.5	85.92

Standardized approach	9,184.5	3,565.4	38.82	13,081.9	3,575.8	27.33

CVA risk	n.a.	2,555.1	n.a.	n.a.	3,188.2	n.a.

Central counterparty-related	n.a.	222.3	n.a.	n.a.	221.9	n.a.

Total	201,186.6	57,249.5	28.46	197,334.0	56,576.9	28.67

Notes:

1.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

2.	“Specialized lending” is specialized lending exposure under supervisory slotting criteria.

<Analysis>

Risk weighted assets decreased mainly by Equities.

The decrease of Equities is mainly due to sale of some stocks and decline of stock prices in our portfolio.

Status of Mizuho Financial Group’s consolidated capital adequacy

∎ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of September 30, 2015 and 2016.

(B) Number of consolidated subsidiaries

	As of September 30, 2015	As of September 30, 2016
Consolidated subsidiaries	147	142

Our major consolidated subsidiaries (and their main businesses) are Mizuho Bank, Ltd. (banking business), Mizuho Trust & Banking Co., Ltd. (trust business and banking business) and Mizuho Securities Co., Ltd. (securities business).

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of September 30, 2015 and 2016.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of September 30, 2015 and 2016.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of September 30, 2015 and 2016.

(F) Names of any other financial institutions, etc., classified as subsidiaries or other members of the bank holding company that are deficient in regulatory capital

None as of September 30, 2015 and 2016.

∎ Composition of capital

(2) Composition of capital, etc.

(A) Composition of capital disclosure

Composition of capital disclosure (International standard)

			(Millions of yen)
			As of September 30, 2015		As of September 30, 2016
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Common equity Tier 1 capital: instruments and reserves		(1)
1a+2-1c-26	Directly issued qualifying common share capital plus related stock surplus and retained earnings		6,128,579	/	6,730,792	/
1a	of which: capital and stock surplus		3,223,128	/	3,367,574	/
2	of which: retained earnings		3,004,162	/	3,463,490	/
1c	of which: treasury stock (-)		4,031	/	5,098	/
26	of which: national specific regulatory adjustments (earnings to be distributed) (-)		94,680	/	95,173	/
	of which: other than above		—	/	—	/
1b	Subscription rights to common shares		2,762	/	1,754	/
3	Accumulated other comprehensive income and other disclosed reserves		683,133	1,024,700	856,425	570,950
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)		11,789	/	14,954	/
	Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements		52,353	/	33,263	/
	of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties		52,353	/	33,263	/
6	Common equity Tier 1 capital: instruments and reserves	(A)	6,878,618	/	7,637,189	/
Common equity Tier 1 capital: regulatory adjustments		(2)
8+9	Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		205,731	308,597	383,779	255,853
8	of which: goodwill (net of related tax liability, including those equivalent)		16,064	24,096	30,506	20,337
9	of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)		189,667	284,500	353,273	235,515
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		4,731	7,097	35,461	23,641
11	Deferred gains or losses on derivatives under hedge accounting		23,642	35,463	100,246	66,831
12	Shortfall of eligible provisions to expected losses		16,047	23,976	40,278	26,855
13	Securitization gain on sale		40	61	46	30
14	Gains and losses due to changes in own credit risk on fair valued liabilities		516	774	1,047	698
15	Net defined benefit asset		209,811	314,717	280,679	187,119
16	Investments in own shares (excluding those reported in the net assets section)		930	1,395	1,594	1,062
17	Reciprocal cross-holdings in common equity		—	—	—	—

18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)		78,353	117,530	24,658	16,438
19+20+21	Amount exceeding the 10% threshold on specified items		—	—	—	—
19	of which: significant investments in the common stock of financials		—	—	—	—
20	of which: mortgage servicing rights		—	—	—	—
21	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—
22	Amount exceeding the 15% threshold on specified items		—	—	—	—
23	of which: significant investments in the common stock of financials		—	—	—	—
24	of which: mortgage servicing rights		—	—	—	—
25	of which: deferred tax assets arising from temporary differences (net of related tax liability)		—	—	—	—
27	Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions		—	/	—	/
28	Common equity Tier 1 capital: regulatory adjustments	(B)	539,805	/	867,792	/
Common equity Tier 1 capital (CET1)
29	Common equity Tier 1 capital (CET1) ((A)-(B))	(C)	6,338,812	/	6,769,396	/

				(Millions of yen)
				As of September 30, 2015		As of September 30, 2016
Basel III template					Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Additional Tier 1 capital: instruments			(3)
30	31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
30	31b	Subscription rights to additional Tier 1 instruments		—	/	—	/
30	32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		300,000	/	760,000	/
30		Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		—	/	—	/
34-35		Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)		29,117	/	30,890	/
33+35		Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments		1,193,555	/	577,500	/
33		of which: directly issued capital instruments subject to phase out from additional Tier 1		1,193,555	/	577,500	/
35		of which: instruments issued by subsidiaries subject to phase out		—	/	—	/
		Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements		(26,251)	/	(34,360)	/
		of which: foreign currency translation adjustments		(26,251)	/	(34,360)	/
36		Additional Tier 1 capital: instruments	(D)	1,496,421	/	1,334,030	/
Additional Tier 1 capital: regulatory adjustments
37		Investments in own additional Tier 1 instruments		—	—	—	—
38		Reciprocal cross-holdings in additional Tier 1 instruments		—	—	—	—
39		Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)		177	265	66	44
40		Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		58,370	87,555	88,200	58,800
		Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements		34,349	/	32,630	/
		of which: goodwill equivalent		5,487	/	9,078	/
		of which: intangible fixed assets recognized as a result of a merger		16,764	/	10,095	/
		of which: capital increase due to securitization transactions		61	/	30	/
		of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		12,035	/	13,426	/
42		Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions		—	/	—	/
43		Additional Tier 1 capital: regulatory adjustments	(E)	92,896	/	120,897	/

			(Millions of yen)
			As of September 30, 2015		As of September 30, 2016
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Additional Tier 1 capital (AT1)
44	Additional Tier 1 capital ((D)-(E))	(F)	1,403,524	/	1,213,132	/
Tier 1 capital (T1 = CET1 + AT1)
45	Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G)	7,742,337	/	7,982,529	/
Tier 2 capital: instruments and provisions		(4)
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown		—	/	—	/
46	Subscription rights to Tier 2 instruments		—	/	—	/
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards		200,000	/	495,840	/
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities		179,955	/	151,680	/
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)		9,190	/	10,481	/
47+49	Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions		1,031,810	/	884,083	/
47	of which: directly issued capital instruments subject to phase out from Tier 2		179,955	/	151,680	/
49	of which: instruments issued by subsidiaries subject to phase out		851,855	/	732,403	/
50	Total of general allowance for loan losses and eligible provisions included in Tier 2		5,321	/	5,726	/
50a	of which: general allowance for loan losses		5,321	/	5,726	/
50b	of which: eligible provisions		—	/	—	/
	Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements		595,993	/	333,124	/
	of which: 45% of unrealized gains on other securities		537,310	/	294,596	/
	of which: 45% of revaluation reserve for land		58,683	/	38,527	/
51	Tier 2 capital: instruments and provisions	(H)	2,022,270	/	1,880,935	/
Tier 2 capital: regulatory adjustments
52	Investments in own Tier 2 instruments		400	600	209	139
53	Reciprocal cross-holdings in Tier 2 instruments		—	—	—	—
54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)		47,465	71,198	11,541	7,694
55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)		—	—	—	—
	Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements		120,639	/	83,844	/
	of which: investments in the capital banking, financial and insurance entities		108,603	/	70,418	/
	of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		12,035	/	13,426	/
57	Tier 2 capital: regulatory adjustments	(I)	168,504	/	95,596	/
Tier 2 capital (T2)
58	Tier 2 capital (T2) ((H)-(I))	(J)	1,853,765	/	1,785,339	/
Total capital (TC = T1 + T2)
59	Total capital (TC = T1 + T2) ((G)+(J))	(K)	9,596,102	/	9,767,868	/

			(Millions of yen)
			As of September 30, 2015		As of September 30, 2016
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Risk weighted assets		(5)
	Total of items included in risk weighted assets subject to phase-out arrangements		859,464	/	473,144	/
	of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		267,735	/	225,420	/
	of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		7,097	/	23,641	/
	of which: net defined benefit asset		314,717	/	187,119	/
	of which: investments in the capital banking, financial and insurance entities		269,913	/	36,963	/
60	Risk weighted assets	(L)	62,309,276	/	61,648,482	/
Capital ratio (consolidated)
61	Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		10.17%	/	10.98%	/
62	Tier 1 capital ratio (consolidated) ((G)/(L))		12.42%	/	12.94%	/
63	Total capital ratio (consolidated) ((K)/(L))		15.40%	/	15.84%	/
Regulatory adjustments		(6)
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		669,722	/	676,959	/
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		152,389	/	117,422	/
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	—	/
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		76,167	/	122,634	/
Provisions included in Tier 2 capital: instruments and provisions		(7)
76	Provisions (general allowance for loan losses)		5,321	/	5,726	/
77	Cap on inclusion of provisions (general allowance for loan losses)		46,560	/	46,690	/
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	—	/
79	Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		304,483	/	296,588	/

			(Millions of yen)
			As of September 30, 2015		As of September 30, 2016
Basel III template				Amounts excluded under transitional arrangements		Amounts excluded under transitional arrangements
Capital instruments subject to phase-out arrangements		(8)
82	Current cap on AT1 instruments subject to phase-out arrangements		1,458,197	/	1,249,883	/
83	Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/
84	Current cap on T2 instruments subject to phase-out arrangements		1,180,942	/	1,012,236	/
85	Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		—	/	—	/

Notes:

1.	The above figures are calculated based on International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
Items	Consolidated balance sheet as in published financial statements		Cross- reference to Appended template	Reference # of Basel III template under the Composition of capital disclosure
	As of September 30, 2015	As of September 30, 2016
(Assets)
Cash and due from banks	35,194,504	42,715,384
Call loans and bills purchased	453,546	899,865
Receivables under resale agreements	8,618,422	9,258,984
Guarantee deposits paid under securities borrowing transactions	3,900,412	3,195,977
Other debt purchased	2,907,399	2,527,270
Trading assets	11,565,875	12,511,953	6-a
Money held in trust	145,940	227,975
Securities	39,996,490	32,705,104	2-b, 6-b
Loans and bills discounted	74,276,839	73,030,669	6-c
Foreign exchange assets	1,657,373	1,452,483
Derivatives other than for trading assets	2,958,859	2,957,197	6-d
Other assets	3,537,663	4,272,085	6-e
Tangible fixed assets	1,078,339	1,071,524
Intangible fixed assets	706,610	869,070	2-a
Net defined benefit asset	773,296	673,562	3
Deferred tax assets	37,174	77,011	4-a
Customers’ liabilities for acceptances and guarantees	4,901,887	4,675,296
Reserves for possible losses on loans	(463,886)	(441,438)

Total assets	192,246,749	192,679,978

(Liabilities)
Deposits	100,595,584	110,171,994
Negotiable certificates of deposit	15,455,822	9,568,325
Call money and bills sold	5,738,107	1,791,651
Payables under repurchase agreements	19,677,206	17,739,258
Guarantee deposits received under securities lending transactions	2,115,663	1,314,573
Commercial paper	628,445	827,552
Trading liabilities	8,964,612	9,878,751	6-f
Borrowed money	7,406,585	7,243,394	8-a
Foreign exchange liabilities	560,551	582,971
Short-term bonds	776,296	408,033
Bonds and notes	6,235,233	7,131,121	8-b
Due to trust accounts	1,954,690	4,053,768
Derivatives other than for trading liabilities	2,653,017	2,001,471	6-g
Other liabilities	4,649,335	5,755,737
Reserve for bonus payments	43,964	47,174
Reserve for variable compensation	—	1,488
Net defined benefit liability	48,948	52,668
Reserve for director and corporate auditor retirement benefits	1,567	1,376
Reserve for possible losses on sales of loans	220	3
Reserve for contingencies	6,870	4,889
Reserve for reimbursement of deposits	16,684	15,828
Reserve for reimbursement of debentures	42,905	35,273
Reserves under special laws	1,848	2,219
Deferred tax liabilities	433,970	337,644	4-b
Deferred tax liabilities for revaluation reserve for land	71,897	67,247	4-c
Acceptances and guarantees	4,901,887	4,675,296

Total liabilities	182,981,918	183,709,717

(Net assets)
Common stock and preferred stock	2,255,790	2,256,275	1-a
Capital surplus	1,111,410	1,111,299	1-b
Retained earnings	3,004,969	3,464,082	1-c
Treasury stock	(4,031)	(5,098)	1-d

Total shareholders’ equity	6,368,139	6,826,558

Net unrealized gains (losses) on other securities	1,386,622	1,134,348
Deferred gains or losses on hedges	59,105	167,078	5
Revaluation reserve for land	145,446	146,794
Foreign currency translation adjustment	(43,751)	(85,900)
Remeasurements of defined benefit plans	160,410	65,055

Total accumulated other comprehensive income	1,707,834	1,427,376		3

Stock acquisition rights	2,762	1,754		1b
Non-controlling Interests	1,186,094	714,572	7

Total net assets	9,264,830	8,970,260

Total liabilities and net assets	192,246,749	192,679,978

Note:

The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet

	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2015	As of September 30, 2016	Remarks
1-a	Common stock and preferred stock	2,255,790	2,256,275	Including eligible Tier 1 capital instruments subject to phase-out arrangements (for the balance as of September 30, 2015)
1-b	Capital surplus	1,111,410	1,111,299	Including eligible Tier 1 capital instruments subject to phase-out arrangements (for the balance as of September 30, 2015)
1-c	Retained earnings	3,004,969	3,464,082
1-d	Treasury stock	(4,031)	(5,098)
	Total shareholders’ equity	6,368,139	6,826,558

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2015	As of September 30, 2016	Remarks
	Directly issued qualifying common share capital plus related stock surplus and retained earnings	6,223,259	6,825,966	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
1a	of which: capital and stock surplus	3,223,128	3,367,574
2	of which: retained earnings	3,004,162	3,463,490
1c	of which: treasury stock (-)	4,031	5,098
	of which: other than above	—	—
31a	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	—	Shareholders’ equity attributable to preferred shares with a loss absorbency clause upon entering into effectively bankruptcy

2. Intangible fixed assets

(1) Consolidated balance sheet

	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2015	As of September 30, 2016	Remarks
2-a	Intangible fixed assets	706,610	869,070
2-b	Securities	39,996,490	32,705,104
	of which: share of goodwill of companies accounted for using the equity method	31,016	28,147	Share of goodwill of companies accounted for using the equity method
	Income taxes related to above	(223,297)	(257,585)

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2015	As of September 30, 2016	Remarks
8	Goodwill (net of related tax liability, including those equivalent)	40,161	50,844
9	Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	474,167	588,788	Software and other
	Mortgage servicing rights (net of related tax liability)	—	—
20	Amount exceeding the 10% threshold on specified items	—	—
24	Amount exceeding the 15% threshold on specified items	—	—
74	Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—	—
3. Net defined benefit asset
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2015	As of September 30, 2016	Remarks
3	Net defined benefit asset	773,296	673,562
	Income taxes related to above	(248,767)	(205,762)

(2) Composition of capital
		(Millions of yen)
Basel III template	Composition of capital disclosure	As of September 30, 2015	As of September 30, 2016	Remarks
15	Net defined benefit asset	524,528	467,799

4. Deferred tax assets
(1) Consolidated balance sheet
		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2015	As of September 30, 2016	Remarks
4-a	Deferred tax assets	37,174	77,011
4-b	Deferred tax liabilities	433,970	337,644
4-c	Deferred tax liabilities for revaluation reserve for land	71,897	67,247
	Tax effects on intangible fixed assets	223,297	257,585
	Tax effects on net defined benefit asset	248,767	205,762

(2) Composition of capital
		(Millions of yen)
Basel III template	Composition of capital disclosure	As of September 30, 2015	As of September 30, 2016	Remarks
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	11,829	59,102	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
	Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	76,167	122,634	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
21	Amount exceeding the 10% threshold on specified items	—	—
25	Amount exceeding the 15% threshold on specified items	—	—
75	Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	76,167	122,634

5. Deferred gains or losses on derivatives under hedge accounting

(1) Consolidated balance sheet

		(Millions of yen)
Ref.	Consolidated balance sheet items	As of September 30, 2015	As of September 30, 2016	Remarks
5	Deferred gains or losses on hedges	59,105	167,078

(2) Composition of capital

		(Millions of yen)
Basel III template	Composition of capital disclosure	As of September 30, 2015	As of September 30, 2016	Remarks
11	Deferred gains or losses on derivatives under hedge accounting	59,105	167,078
6. Items associated with investments in the capital of financial institutions (1) Consolidated balance sheet
	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2015	As of September 30, 2016	Remarks
6-a	Trading assets	11,565,875	12,511,953	Including trading account securities and derivatives for trading assets
6-b	Securities	39,996,490	32,705,104
6-c	Loans and bills discounted	74,276,839	73,030,669	Including subordinated loans
6-d	Derivatives other than for trading assets	2,958,859	2,957,197
6-e	Other assets	3,537,663	4,272,085	Including money invested
6-f	Trading liabilities	8,964,612	9,878,751	Including trading account securities sold
6-g	Derivatives other than for trading liabilities	2,653,017	2,001,471

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2015	As of September 30, 2016	Remarks
	Investments in own capital instruments	3,325	3,006
16	Common equity Tier 1 capital	2,325	2,657
37	Additional Tier 1 capital	—	—
52	Tier 2 capital	1,000	348
	Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—	—
17	Common equity Tier 1 capital	—	—
38	Additional Tier 1 capital	—	—
53	Tier 2 capital	—	—
	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	984,712	737,403
18	Common equity Tier 1 capital	195,883	41,097
39	Additional Tier 1 capital	442	110
54	Tier 2 capital	118,664	19,236
72	Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	669,722	676,959
	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	298,315	264,422
19	Amount exceeding the 10% threshold on specified items	—	—
23	Amount exceeding the 15% threshold on specified items	—	—
40	Additional Tier 1 capital	145,926	147,000
55	Tier 2 capital	—	—
73	Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	152,389	117,422

7. Non-controlling Interests

(1) Consolidated balance sheet

	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2015	As of September 30, 2016	Remarks
7	Non-controlling Interests	1,186,094	714,572

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2015	As of September 30, 2016	Remarks
5	Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	11,789	14,954	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
30-31ab-32	Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	—	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	29,117	30,890	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
46	Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	179,955	151,680	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	9,190	10,481	After reflecting amounts eligible for inclusion (non-controlling interest after adjustments)

8. Other capital instruments

(1) Consolidated balance sheet
	Consolidated balance sheet items	(Millions of yen)
Ref.		As of September 30, 2015	As of September 30, 2016	Remarks
8-a	Borrowed money	7,406,585	7,243,394
8-b	Bonds and notes	6,235,233	7,131,121
	Total	13,641,818	14,374,515

(2) Composition of capital

	Composition of capital disclosure	(Millions of yen)
Basel III template		As of September 30, 2015	As of September 30, 2016	Remarks
32	Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	300,000	760,000
46	Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	200,000	495,840

Note:

Amounts in the “Composition of capital disclosure” are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

∎ Risk-based capital

(3) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2015		As of September 30, 2016
	EAD	Required capital	EAD	Required capital
Credit risk	201,186.6	5,273.9	197,334.0	5,130.6

Internal ratings-based approach	192,002.1	4,766.5	184,252.0	4,571.8
Corporate (except specialized lending)	69,867.6	2,361.3	68,405.7	2,436.8
Corporate (specialized lending)	3,951.9	335.6	3,573.4	233.1
Sovereign	79,523.8	97.0	78,539.5	85.1
Bank	7,886.8	152.7	6,345.7	129.7
Retail	13,192.5	549.8	12,530.7	508.5
Residential mortgage	10,027.3	348.3	9,562.8	325.5
Qualifying revolving loan	527.4	40.4	588.6	45.1
Other retail	2,637.6	161.0	2,379.3	137.8
Equities	4,951.9	633.7	4,359.0	590.8
PD/LGD approach	4,430.4	497.5	3,715.4	423.9
Market-based approach (simple risk weight method)	521.5	136.1	643.6	166.9
Market-based approach (internal models approach)	—	—	—	—
Regarded-method exposure	2,015.1	347.5	1,871.5	338.8
Purchase receivables	4,367.2	127.0	3,003.3	94.1
Securitizations	3,583.9	23.0	3,439.9	21.5
Others	2,660.8	138.4	2,182.9	132.9

Standardized approach	9,184.5	285.2	13,081.9	286.0
Sovereign	4,502.1	7.7	8,030.9	10.4
Bank	1,587.1	30.5	2,047.8	37.4
Corporate	2,412.8	182.0	2,280.3	173.4
Residential mortgage	—	—	—	—
Securitizations	22.0	6.3	19.5	3.6
Others	660.3	58.4	703.2	61.0

CVA risk	n.a.	204.4	n.a.	255.0

Central counterparty-related	n.a.	17.7	n.a.	17.7

Market risk	n.a.	158.6	n.a.	153.3

Standardized approach	n.a.	72.1	n.a.	83.2
Interest rate risk	n.a.	43.3	n.a.	45.6
Equities risk	n.a.	15.3	n.a.	27.4
Foreign exchange risk	n.a.	8.8	n.a.	4.4
Commodities risk	n.a.	4.6	n.a.	5.5
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	86.4	n.a.	70.1

Operational risk	n.a.	246.1	n.a.	252.3

Advanced measurement approach	n.a.	204.5	n.a.	211.2

Basic indicator approach	n.a.	41.6	n.a.	41.0

Total required capital (consolidated)	n.a.	4,984.7	n.a.	4,931.8

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalentamount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (except specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

Either the PD/LGD approach or the market-based approach is applied to equities following the termination of the transitional measurement.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

8.	From the fiscal year ended March 31, 2016, we have been calculating EAD using the internal ratings-based approach for credit risk by taking into account the amount of collateral for derivatives transactions. EAD as of September 30, 2015 represents the amount adjusted to retroactively reflect this method.

∎ Credit risk

(4) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the twelve months ended September 30, 2015 and 2016.

● Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	69,792.9	25,739.1	1,264.1	29,659.3	126,455.5

Overseas	38,481.8	10,889.7	3,148.3	7,427.4	59,947.4
Asia	9,250.8	2,199.3	443.1	1,771.8	13,665.1
Central and South America	3,238.5	58.5	137.4	521.4	3,956.0
North America	15,960.7	6,512.3	854.1	4,478.7	27,806.0
Eastern Europe	390.3	—	1.9	7.3	399.6
Western Europe	6,018.1	1,777.8	1,437.9	455.5	9,689.5
Other areas	3,623.1	341.6	273.6	192.4	4,430.9

Total	108,274.7	36,628.9	4,412.4	37,086.8	186,402.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,162.4

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non- derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	68,313.7	19,716.7	1,594.5	34,363.5	123,988.6

Overseas	34,707.5	9,962.2	2,741.8	7,540.4	54,952.0
Asia	8,303.1	1,969.2	399.8	1,445.3	12,117.6
Central and South America	2,879.4	53.8	138.4	442.0	3,513.7
North America	14,036.2	6,115.7	756.6	5,159.4	26,068.1
Eastern Europe	254.8	—	0.3	6.0	261.1
Western Europe	5,988.7	1,374.7	1,246.0	319.4	8,928.9
Other areas	3,244.9	448.6	200.4	168.1	4,062.2

Total	103,021.2	29,678.9	4,336.4	41,903.9	178,940.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	13,062.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	19,983.6	2,461.8	552.2	682.2	23,679.9
Construction	1,478.3	204.5	12.1	37.2	1,732.2
Real estate	8,217.5	552.5	69.0	16.2	8,855.4
Service industries	4,960.3	382.3	75.8	60.6	5,479.1
Wholesale and retail	8,800.6	738.0	120.1	978.9	10,637.7
Finance and insurance	13,167.3	3,329.7	2,609.3	1,800.4	20,906.8
Individuals	11,836.7	—	0.3	10.4	11,847.5
Other industries	26,348.1	9,406.1	963.6	8,539.0	45,256.9
Japanese Government; Bank of Japan	13,482.1	19,553.8	9.7	24,961.5	58,007.2

Total	108,274.7	36,628.9	4,412.4	37,086.8	186,402.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,162.4

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	18,941.2	2,189.3	568.9	611.5	22,311.0
Construction	1,335.8	195.4	13.6	42.2	1,587.1
Real estate	8,443.5	561.7	105.3	21.8	9.132.4
Service industries	4,805.7	367.1	97.4	58.9	5,329.2
Wholesale and retail	8,147.0	699.4	190.9	867.5	9,905.0
Finance and insurance	11,058.2	3,035.4	2,046.9	1,708.9	17,849.6
Individuals	11,300.9	—	0.7	9.6	11,311.3
Other industries	25,087.3	8,794.4	1,283.4	8,274.4	43,439.7
Japanese Government; Bank of Japan	13,901.2	13,835.9	28.9	30,308.6	58,074.8

Total	103,021.2	29,678.9	4,336.4	41,903.9	178,940.6

Exempt portion	n.a	n.a	n.a	n.a	13,062.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,690.8	4,482.3	797.1	5,404.1	39,374.5
From one year to less than three years	20,419.9	12,996.6	2,113.8	519.8	36,050.2
From three years to less than five years	18,655.4	7,053.6	645.0	16.5	26,370.7
Five years or more	27,544.6	7,292.0	853.2	40.8	35,730.7
Other than above	12,963.9	4,804.1	3.1	31,105.4	48,876.6

Total	108,274.7	36,628.9	4,412.4	37,086.8	186,402.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	9,162.4

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	26,916.3	4,998.9	795.3	4,742.9	37,453.6
From one year to less than three years	18,402.2	9,757.2	1,578.6	558.4	30,296.4
From three years to less than five years	18,442.1	2,961.1	678.5	20.9	22,102.7
Five years or more	27,232.4	7,631.2	1,262.5	15.1	36,141.4
Other than above	12,028.0	4,330.3	21.3	36,566.4	52,946.2

Total	103.021.2	29,678.9	4,336.4	41,903.9	178,940.6

Exempt portion	n.a.	n.a.	n.a.	n.a.	13,062.3

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	977.6	81.4	2.5	24.4	1,086.1

Overseas	291.3	1.9	8.1	7.3	308.7
Asia	50.8	0.0	0.5	0.9	52.3
Central and South America	75.0	0.0	3.9	0.0	79.1
North America	18.2	1.9	—	2.3	22.5
Eastern Europe	5.1	—	0.0	—	5.2
Western Europe	73.1	0.0	3.4	3.7	80.3
Other areas	68.9	—	—	0.1	69.0

Total	1,268.9	83.4	10.6	31.7	1,394.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.8

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	1,004.0	76.2	3.4	13.0	1,096.8

Overseas	200.7	2.8	7.7	2.5	213.8
Asia	49.9	0.0	0.5	0.4	50.9
Central and South America	54.8	0.0	3.0	0.0	57.8
North America	20.2	2.8	—	1.3	24.4
Eastern Europe	1.4	—	0.0	—	1.5
Western Europe	53.0	0.0	4.2	0.5	57.7
Other areas	21.2	—	—	0.1	21.3

Total	1,204.7	79.1	11.2	15.5	1,310.7

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2015
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	408.7	73.9	1.5	5.8	490.0
Construction	20.6	0.1	—	0.5	21.2
Real estate	89.3	0.7	0.1	0.2	90.4
Service industries	93.5	0.6	0.5	2.7	97.5
Wholesale and retail	200.0	1.3	0.3	14.0	215.7
Finance and insurance	14.4	4.9	0.0	3.6	23.0
Individuals	117.5	—	—	1.2	118.8
Other industries	324.5	1.6	8.1	3.5	337.8

Total	1,268.9	83.4	10.6	31.7	1,394.8

Exempt portion	n.a.	n.a.	n.a.	n.a.	4.8

	(Billions of yen)
	As of September 30, 2016
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	529.9	72.9	1.8	4.1	608.9
Construction	15.1	0.0	—	0.4	15.6
Real estate	67.5	0.5	0.1	0.2	68.4
Service industries	83.5	0.4	0.7	1.6	86.4
Wholesale and retail	187.9	2.1	0.7	5.1	195.9
Finance and insurance	10.1	2.5	1.0	1.8	15.5
Individuals	103.1	—	—	1.1	104.2
Other industries	207.4	0.3	6.7	0.8	215.4

Total	1,204.7	79.1	11.2	15.5	1,310.7

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

● Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2015	As of, or for the six months ended, September 30, 2016
General reserve for possible losses on loans
Beginning balance	344.4	304.8
Increase during the six-month period	300.1	287.8
Decrease during the six-month period	344.4	304.8
Ending balance	300.1	287.8

Specific reserve for possible losses on loans
Beginning balance	180.3	154.6
Increase during the six-month period	163.6	153.5
Decrease during the six-month period	180.3	154.6
Ending balance	163.6	153.5

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.6	0.0
Increase during the six-month period	0.0	0.0
Decrease during the six-month period	0.6	0.0
Ending balance	0.0	0.0

Total
Beginning balance	525.4	459.5
Increase during the six-month period	463.8	441.4
Decrease during the six-month period	525.4	459.5
Ending balance	463.8	441.4

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2015	As of September 30, 2015	Change
Domestic	120.0	106.4	(13.5)
Manufacturing	29.5	27.3	(2.2)
Construction	5.5	4.0	(1.5)
Real estate	5.0	3.4	(1.5)
Service industries	11.4	11.6	0.1
Wholesale and retail	35.0	32.7	(2.2)
Finance and insurance	0.8	0.9	0.1
Individuals	25.6	20.2	(5.4)
Other industries	6.9	6.0	(0.8)

Overseas	49.9	46.9	(3.0)

Exempt portion	10.4	10.3	(0.0)

Total	180.3	163.6	(16.7)

	(Billions of yen)
	As of March 31, 2016	As of September 30, 2016	Change
Domestic	96.2	97.3	1.1
Manufacturing	27.2	31.4	4.1

Construction	3.1	2.0	(1.0)
Real estate	2.3	1.9	(0.3)
Service industries	11.5	11.2	(0.2)
Wholesale and retail	28.8	29.9	1.0
Finance and insurance	0.6	0.6	(0.0)
Individuals	17.3	16.2	(1.1)
Other industries	5.0	3.8	(1.2)

Overseas	49.1	46.9	(2.1)

Exempt portion	9.3	9.2	(0.0)

Total	154.6	153.5	(1.1)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Manufacturing	0.3	0.4
Construction	0.2	0.2
Real estate	0.5	0.4
Service industries	0.9	1.7
Wholesale and retail	4.2	1.4
Finance and insurance	—	—
Individuals	2.6	2.2
Other industries	5.1	3.7

Exempt portion	0.0	0.0

Total	14.2	10.4

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

● Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2015
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	3,552.9	642.4	4,195.4	83.0
10%	211.8	—	211.8	—
20%	660.1	799.1	1,459.3	35.5
35%	—	—	—	—
50%	66.4	22.0	88.4	30.3
100%	2,111.1	1,041.4	3,152.5	69.1
150%	1.3	—	1.3	0.1
250%	53.2	—	53.2	—
350%	—	—	—	—
625%	—	0.2	0.2	—
937.5%	—	—	—	—
1,250%	—	0.0	0.0	—

Total	6,657.1	2,505.3	9,162.4	218.1

	(Billions of yen)
	As of September 30, 2016
	On-balance sheet	Off-balance sheet	Total
Risk weight				With external rating
0%	6,564.1	1,132.7	7,696.8	68.5
10%	174.3	—	174.3	—
20%	1,194.4	790.3	1,984.7	48.6
35%	—	—	—	—
50%	27.0	42.1	69.1	29.1
100%	1,958.2	1,129.8	3,088.0	101.2
150%	0.0	—	0.0	—
250%	49.0	—	49.0	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	9,967.3	3,095.0	13,062.3	247.6

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Amount of exposure to which a risk weight of 1,250% is applied

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
Amount of exposure to which a risk weight of 1,250% is applied	2.0	0.2

● Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
Risk weight	As of September 30, 2015	As of September 30, 2016
50%	0.6	0.4
70%	89.2	39.3
90%	6.9	—
95%	27.6	59.0
115%	5.2	4.7
120%	25.7	9.8
140%	—	4.2
250%	46.4	16.8
Default	20.3	15.6

Total	222.2	150.2

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
Risk weight	As of September 30, 2015	As of September 30, 2016
300%	452.5	575.3
400%	69.0	68.2

Total	521.5	643.6

Note:

Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of September 30, 2015
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Corporate	1.80	36.42	n.a.	36.12	77,672.1	55,437.6	22,234.5	22,075.8	75.00
Investment grade zone	0.09	37.97	n.a.	25.87	55,685.6	36,653.5	19,032.0	19,178.0	74.99
Non-investment grade zone	1.41	32.00	n.a.	63.48	20,937.4	17,762.2	3,175.1	2,894.2	75.00
Default	100.00	42.22	39.63	34.26	1,049.1	1,021.8	27.3	3.5	75.00

Sovereign	0.01	38.62	n.a.	1.53	79,782.9	66,134.6	13,648.2	847.0	75.00
Investment grade zone	0.00	38.62	n.a.	1.43	79,637.5	65,995.1	13,642.3	846.1	75.00
Non-investment grade zone	0.72	37.67	n.a.	54.51	145.3	139.4	5.9	0.8	75.00
Default	100.00	57.49	52.74	62.90	0.1	0.1	—	—	—

Bank	0.18	33.02	n.a.	23.11	7,920.2	4,303.4	3,616.8	527.8	75.00
Investment grade zone	0.08	32.56	n.a.	19.51	7,108.0	3,645.5	3,462.5	408.3	75.00
Non-investment grade zone	0.62	36.79	n.a.	54.74	808.8	654.5	154.2	119.5	75.00
Default	100.00	97.29	95.04	29.81	3.4	3.4	—	—	—

Equity exposure under PD/LGD approach	1.82	90.00	n.a.	140.39	4,430.4	4,295.7	134.7	—	—
Investment grade zone	0.06	90.00	n.a.	114.98	4,086.4	3,951.7	134.7	—	—
Non-investment grade zone	1.02	90.00	n.a.	232.17	268.7	268.7	—	—	—
Default	100.00	90.00	n.a.	1,192.50	75.2	75.2	—	—	—

Total	0.88	38.69	n.a.	21.98	169,805.8	130,171.4	39,634.3	23,450.6	75.00
Investment grade zone	0.04	39.51	n.a.	14.76	146,517.6	110,245.9	36,271.7	20,432.5	74.99
Non-investment grade zone	1.38	32.92	n.a.	65.15	22,160.2	18,824.9	3,335.3	3,014.6	75.00
Default	100.00	45.57	39.82	111.49	1,127.8	1,100.5	27.3	3.5	75.00

	(Billions of yen, except percentages)
	As of September 30, 2016
	PD (EAD weighted average) (%)	LGD (EAD weighted average) (%)	EL default (EAD weighted average) (%)	Risk weight (EAD weighted average) (%)	EAD (Billions of yen)			Amount of undrawn commitments	Weighted average of credit conversion factor (%)

						On-balance sheet	Off-balance sheet
Corporate	1.86	36.42	n.a.	37.99	74,556.7	54,207.8	20,348.9	20,409.1	74.99
Investment grade zone	0.10	38.15	n.a.	27.48	52,669.8	36,091.8	16,578.0	16.889.4	74.99
Non-investment grade zone	1.53	32.06	n.a.	64.64	20,875.6	17,250.2	3,625.4	3,362.5	75.00
Default	100.00	36.08	33.39	35.72	1,011.2	865.7	145.5	157.1	75.00

Sovereign	0.01	38.29	n.a.	1.35	78,802.5	65,732.1	13,070.4	669.1	75.00
Investment grade zone	0.00	38.29	n.a.	1.26	78,683.1	65,616.9	13,066.2	666.7	75.00
Non-investment grade zone	0.82	38.11	n.a.	62.93	119.3	115.1	4.2	2.4	75.00
Default	100.00	56.91	52.18	62.70	0.0	0.0	—	—	—

Bank	0.18	35.11	n.a.	24.50	6,358.3	3,497.2	2,861.0	636.4	75.00
Investment grade zone	0.09	34.91	n.a.	21.08	5,814.0	3,065.4	2,748.6	552.3	75.00
Non-investment grade zone	0.70	36.92	n.a.	61.17	541.6	430.2	111.3	84.0	75.00
Default	100.00	97.07	94.79	30.21	2.6	1.5	1.0	—	—

Equity exposure under PD/LGD approach	2.14	90.00	n.a.	142.62	3,715.4	3,700.0	15.3	—	—
Investment grade zone	0.07	90.00	n.a.	111.89	3,382.7	3,367.4	15.3	—	—
Non-investment grade zone	1.10	90.00	n.a.	242.04	258.1	258.1	—	—	—
Default	100.00	90.00	n.a.	1,192.50	74.5	74.5	—	—	—

Total	0.91	38.49	n.a.	22.18	163,433.0	127,137.2	36,295.7	21,714.8	74.99
Investment grade zone	0.05	39.34	n.a.	14.57	140,549.8	108,141.6	32,408.1	18,108.5	74.99
Non-investment grade zone	1.50	32.90	n.a.	66.64	21,794.8	18,053.8	3,741.0	3,449.0	75.00
Default	100.00	39.92	33.54	114.93	1,088.4	941.8	146.5	157.1	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	Regarding equity exposure under the PD/LGD approach, we recognized the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”).

(Reference) Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.	Non-investment grade zone
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2015
	PD (EAD weighted	LGD (EAD weighted	EL default (EAD weighted	Risk weight (EAD weighted	EAD			Amount of	Weighted average of credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Residential mortgage	1.81	41.44	n.a.	33.54	10,027.3	9,860.4	166.8	6.6	75.17
Non-default	0.81	41.37	n.a.	33.56	9,927.0	9,762.3	164.6	6.6	75.17
Default	100.00	48.12	45.73	31.64	100.3	98.0	2.2	—	—

Qualifying revolving loan (retail)	3.23	77.26	n.a.	64.86	527.4	354.8	172.5	1,581.0	10.92
Non-default	3.06	77.27	n.a.	64.89	526.5	354.1	172.3	1,579.4	10.91
Default	100.00	73.47	69.60	51.22	0.9	0.7	0.2	1.6	13.23

Other retail	4.50	52.99	n.a.	51.31	2,637.6	2,621.9	15.7	17.9	65.86
Non-default	1.68	53.20	n.a.	51.78	2,562.2	2,550.2	11.9	14.0	57.83
Default	100.00	45.81	43.13	35.50	75.4	71.6	3.7	3.9	94.42

Total	2.40	45.18	n.a.	38.34	13,192.5	12,837.2	355.2	1,605.7	11.80
Non-default	1.08	45.15	n.a.	38.41	13,015.7	12,666.7	348.9	1,600.1	11.59
Default	100.00	47.26	44.74	33.39	176.7	170.4	6.2	5.5	70.92

	(Billions of yen, except percentages)
	As of September 30, 2016
	PD (EAD weighted	LGD (EAD weighted	EL default (EAD weighted	Risk weight (EAD weighted	EAD			Amount of	Weighted average of credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Residential mortgage	1.69	41.05	n.a.	33.41	9,562.8	9,424.3	138.5	5.5	75.00
Non-default	0.78	40.99	n.a.	33.42	9,475.2	9,338.5	136.6	5.5	75.00
Default	100.00	47.63	45.14	32.96	87.6	85.8	1.8	—	—

Qualifying revolving loan (retail)	3.22	76.66	n.a.	65.11	588.6	392.8	195.7	1,638.8	11.94
Non-default	3.09	76.67	n.a.	65.12	587.7	392.2	195.5	1,673.3	11.94
Default	100.00	71.93	67.75	55.34	0.8	0.6	0.1	1.5	12.54

Other retail	4.44	50.62	n.a.	48.25	2,379.3	2,364.1	15.1	17.2	63.98
Non-default	1.70	50.77	n.a.	48.55	2,312.8	2,301.1	11.6	13.5	55.52
Default	100.00	45.65	42.78	37.93	66.4	62.9	3.5	3.7	94.52

Total	2.29	44.54	n.a.	37.72	12,530.7	12,181.3	349.4	1,661.6	12.69
Non-default	1.06	44.51	n.a.	37.75	12,375.8	12,031.9	343.8	1,656.3	12.51
Default	100.00	46.91	44.25	35.21	154.9	149.3	5.5	5.2	70.65

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2014 through September 30, 2015	For the period from October 1, 2015 through September 30, 2016
	Actual losses	Actual losses
Corporate	180.1	11.7
Sovereign	0.0	0.0
Bank	(0.2)	(0.8)
Residential mortgage	(2.8)	(0.9)
Qualifying revolving loan (retail)	2.5	0.0
Other retail	5.5	(2.0)

Total	185.2	7.9

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

Actual losses of ¥7.9 billion in the period from October 1, 2015 through September 30, 2016 decreased by ¥177.3 billion compared with the period from October 1, 2014 through September 30, 2015. This was due to significant decrease in losses from corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008			For the period from October 1, 2008 through September 30, 2009
	Estimated losses (expected losses as of September 30, 2007)			Estimated losses (expected losses as of September 30, 2008)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,060.5	202.0	28.2	998.6	390.4	433.9
Sovereign	2.2	(9.3)	0.7	1.6	(10.7)	0.0
Bank	8.0	4.2	34.4	18.9	(18.4)	0.0
Residential mortgage	85.8	18.6	16.9	96.4	22.9	21.3
Qualifying revolving loan (retail)	7.4	2.5	0.0	8.0	3.1	2.2
Other retail	50.1	12.6	4.3	53.2	16.0	6.2

Total	1,214.3	230.7	84.8	1,176.9	403.3	463.9

	(Billions of yen)
	For the period from October 1, 2009 through September 30, 2010			For the period from October 1, 2010 through September 30, 2011
	Estimated losses (expected losses as of September 30, 2009)			Estimated losses (expected losses as of September 30, 2010)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,377.8	503.2	45.2	1,151.1	406.3	41.1
Sovereign	4.1	(8.3)	0.3	1.4	(11.5)	0.2
Bank	42.7	5.6	(3.1)	32.0	3.9	0.0
Residential mortgage	107.8	26.5	36.6	143.2	38.8	13.3
Qualifying revolving loan (retail)	10.4	3.6	0.2	10.7	3.8	0.2
Other retail	54.6	15.8	22.4	78.6	25.1	4.6

Total	1,597.7	546.6	101.8	1,417.2	466.5	59.5

	(Billions of yen)
	For the period from October 1, 2011 through September 30, 2012			For the period from October 1, 2012 through September 30, 2013
	Estimated losses (expected losses as of September 30, 2011)			Estimated losses (expected losses as of September 30, 2012)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	937.7	349.2	28.0	782.6	271.7	22.4
Sovereign	1.3	(11.8)	0.1	2.5	(10.8)	0.1
Bank	33.0	5.1	(4.7)	12.9	5.3	(2.7)
Residential mortgage	146.0	42.8	(12.0)	134.0	53.6	(0.1)
Qualifying revolving loan (retail)	10.7	3.6	0.3	11.0	3.7	0.6
Other retail	75.0	24.1	1.5	72.1	26.8	2.1

Total	1,203.9	413.3	13.2	1,015.2	350.5	22.5

	(Billions of yen)
	For the period from October 1, 2013 through September 30, 2014			For the period from October 1, 2014 through September 30, 2015
	Estimated losses (expected losses as of September 30, 2013)			Estimated losses (expected losses as of September 30, 2014)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	654.9	213.9	(35.6)	488.9	171.8	180.1
Sovereign	1.4	(12.0)	(13.4)	1.5	1.4	0.0
Bank	13.5	8.2	(1.6)	7.3	3.8	(0.2)
Residential mortgage	117.8	48.5	(4.6)	100.0	47.4	(2.8)
Qualifying revolving loan (retail)	11.6	3.8	0.0	11.9	4.2	2.5
Other retail	66.3	24.6	0.1	59.6	24.4	5.5

Total	865.8	287.2	(55.2)	669.4	253.3	185.2

	(Billions of yen)
	For the period from October 1, 2015 through September 30, 2016
	Estimated losses (expected losses as of September 30, 2015)
		After deduction of reserves	Actual losses
Corporate	536.0	124.6	11.7
Sovereign	1.7	1.6	0.0
Bank	6.9	3.5	(0.8)
Residential mortgage	79.2	36.9	(0.9)
Qualifying revolving loan (retail)	13.1	2.9	0.0
Other retail	52.8	17.0	(2.0)

Total	689.8	186.8	7.9

Notes:

1.	Estimated losses after deduction of reserves are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

∎ Methods for credit risk mitigation

(5) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2015
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,586.7	5,226.7	7,905.3	57.9	15,776.8
Corporate	1,508.1	4,804.4	6,684.0	57.9	13,054.6
Sovereign	9.4	11.2	504.3	—	525.0
Bank	1,042.7	176.5	43.9	—	1,263.1
Retail	26.4	234.5	672.9	—	933.9
Residential mortgage	—	—	156.1	—	156.1
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	26.4	234.5	516.4	—	777.4
Others	—	—	—	—	—

Standardized approach	243.1	n.a.	173.2	—	416.3
Sovereign	220.0	n.a.	173.2	—	393.2
Bank	8.1	n.a.	—	—	8.1
Corporate	14.9	n.a.	—	—	14.9
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	2,829.8	5,226.7	8,078.5	57.9	16,193.2

	(Billions of yen)
	As of September 30, 2016
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	1,215.4	4,962.1	7,164.1	12.2	13,354.0
Corporate	711.2	4,619.9	6,180.5	12.2	11,524.0
Sovereign	9.6	8.9	324.9	—	343.4
Bank	470.0	73.6	60.6	—	604.4
Retail	24.5	259.5	597.9	—	882.1
Residential mortgage	—	—	135.7	—	135.7
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	24.5	259.5	461.9	—	746.1
Others	—	—	—	—	—

Standardized approach	54.8	n.a.	154.7	—	209.6
Sovereign	50.0	n.a.	154.7	—	204.7
Bank	—	n.a.	—	—	—
Corporate	4.8	n.a.	—	—	4.8
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	1,270.3	4,962.1	7,318.8	12.2	13,563.6

∎ Counterparty risk in derivatives transactions and long-settlement transactions

(6) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

Derivative transactions

			(Billions of yen)
			As of September 30, 2015			As of September 30, 2016
Current exposure method			Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions			2,692.2	2,997.3	5,689.5	2,333.8	2,839.3	5,173.1
Interest rate-related transactions			3,626.5	1,215.5	4,842.1	3,375.8	854.7	4,230.5
Gold-related transactions			—	—	—	—	—	—
Equity-related transactions			111.0	105.3	216.4	111.2	164.9	276.2
Transactions related to precious metals (other than gold)			63.9	119.3	183.3	64.2	86.8	151.0
Other commodity-related transactions			880.0	1,100.3	1,980.3	604.5	976.2	1,580.7
Credit derivatives transactions			32.0	223.1	255.1	32.5	199.1	231.6
Subtotal	(A	)	7,405.8	5,761.1	13,167.0	6,522.2	5,121.2	11,643.4
Netting benefits by close-out netting settlement contracts	(B	)	n.a.	n.a.	7,539.7	n.a.	n.a.	5,947.7
Subtotal	(C	)=(A)+(B)	n.a.	n.a.	5,627.2	n.a.	n.a.	5,695.7
Effect of credit risk mitigation by collateral	(D	)	n.a.	n.a.	463.4	n.a.	n.a.	657.4

Total	(C	)+(D)	n.a.	n.a.	5,163.8	n.a.	n.a.	5,038.3

Standardized method					Credit equivalent amount			Credit equivalent amount

Total					323.4			397.2

Note:

The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

Long-settlement transactions

	(Billions of yen)
	As of September 30, 2015			As of September 30, 2016
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	4.9	9.0	14.0	1.4	35.4	36.8

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

		(Billions of yen)
		As of September 30, 2015	As of September 30, 2016
Financial collateral		697.5	469.6
Other collateral		29.3	42.0
Guarantees, others		22.7	9.9

Total		749.6	521.6

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations
		(Billions of yen)
		As of September 30, 2015	As of September 30, 2016
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	1,953.2	1,698.6
	Protection sold	2,036.3	1,802.5
Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	1,953.2	1,698.6
	Protection sold	2,036.3	1,802.5

Note: Credit derivatives used for credit risk mitigation are as follows:
		(Billions of yen)
		As of September 30, 2015	As of September 30, 2016
Credit derivatives used for credit risk mitigation		90.0	23.1

∎ Securitization exposure

(7) Quantitative disclosure items for securitization exposure

● Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	64.0	—	—	—	—	—	64.0
Default exposure	—	0.5	—	—	—	—	—	0.5
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	160.9	—	—	160.9
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	64.0	—	—	160.9	—	—	225.0

	(Billions of yen)
	As of, or for the six months ended, September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	52.9	—	—	—	—	—	52.9
Default exposure	—	0.4	—	—	—	—	—	0.4
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	29.0	—	—	29.0
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	52.9	—	—	29.0	—	—	81.9

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2015 and 2016.

2.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

3.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

4.	“Credit cards” include shopping credit receivables, card loans, etc.

5.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	—	—	—	158.5	—	—	158.5
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	2.3	—	—	2.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	160.9	—	—	160.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	123.5	—	—	123.5

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	0.0	—	—	29.0	—	—	29.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	0.0	—	—	29.0	—	—	29.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	23.4	—	—	23.4

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2015 and 2016 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	135.5	—	2.2	—	137.8	—
Up to 50%	12.3	—	—	—	12.3	—
Up to 100%	—	—	—	—	—	—
Up to 250%	1.7	—	—	—	1.7	—
Up to 650%	2.5	—	—	—	2.5	—
Less than 1,250%	6.4	—	0.1	—	6.5	—
1,250%	—	—	—	—	—	—

Total	158.5	—	2.3	—	160.9	—

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	24.8	—	—	—	24.8	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	1.7	—	—	—	1.7	—
Up to 650%	2.5	—	—	—	2.5	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	—	—	0.0	—

Total	29.0	—	—	—	29.0	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	0.9	—	0.0	—	0.9	—
Up to 50%	0.3	—	—	—	0.3	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.0	—	—	—	0.0	—
Less than 1,250%	0.7	—	0.0	—	0.7	—
1,250%	—	—	—	—	—	—

Total	2.0	—	0.0	—	2.0	—

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	0.1	—	—	—	0.1	—
Up to 50%	—	—	—	—	—	—
Up to 100%	—	—	—	—	—	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	—	—	0.0	—

Total	0.1	—	—	—	0.1	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2015	As of September 30, 2016
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	0.1	—	—	—	—	—	0.1

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	108.7	—	63.6	48.3	384.0	—	58.5	663.4
Default exposure	—	—	—	—	5.8	—	—	5.8
Estimated loss amount related to underlying assets during the six-month period	0.5	—	0.6	0.0	3.4	—	0.5	5.2
Amount of exposures securitized during the six- month period	747.6	—	307.7	259.7	1,653.2	—	544.4	3,512.8

	(Billions of yen)
	As of, or for the six months ended, September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	61.8	—	72.1	73.4	272.5	—	44.8	524.8
Default exposure	—	—	—	—	5.3	—	—	5.3
Estimated loss amount related to underlying assets during the six-month period	0.7	—	0.3	0.5	2.7	—	0.4	4.8
Amount of exposures securitized during the six- month period	253.5	—	485.4	485.3	1,292.7	—	276.8	2,793.9

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2015 and 2016.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.	Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

•  parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

•  with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	97.8	—	38.6	56.0	391.9	—	83.2	667.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	64.4	—	43.0	10.3	79.6	—	48.7	246.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	162.3	—	81.7	66.3	471.5	—	131.9	913.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	108.0	—	72.0	33.8	231.8	—	110.6	556.4

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	34.6	—	63.8	69.1	263.7	—	44.8	476.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	123.3	—	21.4	0.0	59.8	—	6.8	211.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	157.9	—	85.3	69.1	323.5	—	51.6	687.7
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	100.1	—	30.3	33.7	157.2	—	31.8	353.4

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both September 30, 2015 and 2016 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	661.9	—	246.2	—	908.1	—
Up to 50%	1.2	—	—	—	1.2	—
Up to 100%	4.5	—	—	—	4.5	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	667.7	—	246.2	—	913.9	—

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	469.6	—	211.4	—	681.0	—
Up to 50%	4.5	—	—	—	4.5	—
Up to 100%	2.0	—	—	—	2.0	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	476.2	—	211.4	—	687.7	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	4.0	—	1.5	—	5.6	—
Up to 50%	0.0	—	—	—	0.0	—
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	4.4	—	1.5	—	5.9	—

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2.9	—	1.3	—	4.2	—
Up to 50%	0.1	—	—	—	0.1	—
Up to 100%	0.1	—	—	—	0.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	3.1	—	1.3	—	4.4	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2015	As of September 30, 2016
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as investor(for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	37.5	971.1	391.8	6.0	354.1	12.5	301.9	2,075.2
Exposure on resecuritizations	—	6.8	—	—	8.4	—	—	15.3
Off-balance sheet	143.9	—	70.1	35.9	202.6	0.1	2.9	455.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	181.4	971.1	461.9	41.9	556.8	12.7	304.9	2,531.1
Exposure on resecuritizations	—	6.8	—	—	8.4	—	—	15.3
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	2.0	—	2.0
Exposure whose underlying assets are overseas assets	179.4	0.0	426.8	35.9	556.8	0.3	255.4	1,454.9

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	122.0	874.8	407.9	102.2	440.2	10.4	222.5	2,180.4
Exposure on resecuritizations	—	2.3	—	—	1.3	—	—	3.7
Off-balance sheet	12.8	—	257.8	72.4	216.3	0.1	2.5	562.2
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	134.9	874.8	665.8	174.6	656.5	10.6	225.1	2,742.6
Exposure on resecuritizations	—	2.3	—	—	1.3	—	—	3.7
Exposure on securitizations to which a risk weight of 1,250% is applied	—	0.0	—	—	—	0.2	—	0.2
Exposure whose underlying assets are overseas assets	133.4	0.0	634.4	172.5	656.5	0.1	185.8	1,783.0

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2015 and 2016 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,032.6	6.8	452.7	—	2,485.3	6.8
Up to 50%	24.8	8.4	—	—	24.8	8.4
Up to 100%	4.8	—	—	—	4.8	—
Up to 250%	—	—	—	—	—	—
Up to 650%	11.1	—	2.9	—	14.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	1.8	—	0.1	—	2.0	—

Total	2,075.2	15.3	455.8	—	2,531.1	15.3

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	2,107.0	2.3	559.5	—	2,666.5	2.3
Up to 50%	57.1	1.3	—	—	57.1	1.3
Up to 100%	7.6	—	1.5	—	9.1	—
Up to 250%	—	—	—	—	—	—
Up to 650%	8.5	—	1.0	—	9.6	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	0.1	—	0.2	—

Total	2,180.4	3.7	562.2	—	2,742.6	3.7

–Amount of required capital by risk weight category–
	(Billions of yen)
	As of September 30, 2015

Risk weight	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	11.6	0.1	2.8	—	14.5	0.1
Up to 50%	0.5	0.2	—	—	0.5	0.2
Up to 100%	0.3	—	—	—	0.3	—
Up to 250%	—	—	—	—	—	—
Up to 650%	3.1	—	0.8	—	3.9	—
Less than 1,250%	—	—	—	—	—	—
1,250%	1.8	—	0.1	—	2.0	—

Total	17.5	0.3	3.8	—	21.4	0.3

	(Billions of yen)
	As of September 30, 2016

Risk weight	On-balance sheet	Exposure on resecuritizations	Off–balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 20%	11.9	0.0	3.4	—	15.3	0.0
Up to 50%	1.5	0.0	—	—	1.5	0.0
Up to 100%	0.6	—	0.1	—	0.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	2.3	—	0.3	—	2.6	—
Less than 1,250%	—	—	—	—	—	—
1,250%	0.0	—	0.1	—	0.2	—

Total	16.5	0.0	4.0	—	20.6	0.0

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
Risk weight	As of September 30, 2015	As of September 30, 2016
Up to 20%	—	—
Up to 50%	3.2	1.0
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	3.2	1.0

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

● Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

(Billions of yen)
As of, or for the six months ended, September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	16.3	—	—	—	—	16.3
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	16.3	—	—	—	—	16.3

(Billions of yen)
As of, or for the six months ended, September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	—	—	—	—

Note:

Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(G) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	16.3	—	—	—	—	16.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	16.3	—	—	—	—	16.3
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	16.3	—	—	—	—	16.3

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

–Exposure by risk capital charge category–

(Billions of yen)
As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	16.3	—	—	—	16.3	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%

Total	16.3	—	—	—	16.3	—

(Billions of yen)
As of September 30, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%

Total	—	—	—	—	—	—

–Amount of required capital by risk capital charge category–

(Billions of yen)
As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.2	—	—	—	0.2	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%
100%	—	—	—	—	—	—

Total	0.2	—	—	—	0.2	—

(Billions of yen)
As of September 30, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%
100%	—	—	—	—	—	—

Total	—	—	—	—	—	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2015
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2016
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Capital increase due to securitization transactions–

(Billions of yen)
As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

● Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

None as of September 30, 2015 and 2016

(I) Information of securitization exposure retained or purchased

None as of September 30, 2015 and 2016

● Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2015
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	—	3.0	13.5	1.4	3.7	5.9	6.3	33.9
Exposure on resecuritizations	—	—	—	—	2.5	—	0.1	2.6
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	—	3.0	13.5	1.4	3.7	5.9	6.3	33.9

Exposure on resecuritizations	—	—	—	—	2.5	—	0.1	2.6
Exposure on securitizations to which a risk weight of 100% is applied	—	3.0	—	—	0.0	0.2	0.4	3.6
Exposure whose underlying assets are overseas assets	—	2.8	13.5	1.4	3.7	4.1	6.2	32.0

	(Billions of yen)
	As of September 30, 2016
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	—	0.7	—	—	2.7	4.2	0.0	7.6
Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	—	0.7	—	—	2.7	4.2	0.0	7.6

Exposure on resecuritizations	—	—	—	—	—	—	0.0	0.0
Exposure on securitizations to which a risk weight of 100% is applied	—	0.7	—	—	0.7	2.8	0.0	4.2
Exposure whose underlying assets are overseas assets	—	0.6	—	—	2.7	4.2	0.0	7.5

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	22.4	—	—	—	22.4	—
Up to 4%	1.5	1.3	—	—	1.5	1.3
Up to 8%	4.9	—	—	—	4.9	—
Up to 20%	1.2	1.2	—	—	1.2	1.2
Up to 52%	0.1	—	—	—	0.1	—
Less than 100%	—	—	—	—	—	—
100%	3.6	0.1	—	—	3.6	0.1

Total	33.9	2.6	—	—	33.9	2.6

	(Billions of yen)
	As of September 30, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	1.5	—	—	—	1.5	—
Up to 4%	0.4	—	—	—	0.4	—
Up to 8%	1.4	—	—	—	1.4	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	4.2	0.0	—	—	4.2	0.0

Total	7.6	0.0	—	—	7.6	0.0

–Amount of required capital by risk capital charge category–
	(Billions of yen)
	As of September 30, 2015

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.3	—	—	—	0.3	—
Up to 4%	0.0	0.0	—	—	0.0	0.0
Up to 8%	0.3	—	—	—	0.3	—
Up to 20%	0.2	0.2	—	—	0.2	0.2
Up to 52%	0.0	—	—	—	0.0	—
Less than 100%	—	—	—	—	—	—
100%	3.6	0.1	—	—	3.6	0.1

Total	4.7	0.3	—	—	4.7	0.3

	(Billions of yen)
	As of September 30, 2016

Risk capital charge	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Up to 1.6%	0.0	—	—	—	0.0	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.1	—	—	—	0.1	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	4.2	0.0	—	—	4.2	0.0

Total	4.4	0.0	—	—	4.4	0.0

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2015
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

(Billions of yen)
As of September 30, 2016
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

∎ Market risk

● Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2015	For the fiscal year ended March 31, 2016	For the six months ended September 30, 2016
End of period	2.6	2.0	2.7
Maximum	4.4	4.4	4.8
Minimum	1.8	1.5	1.7
Average	2.5	2.4	2.5
The number of cases where assumptive losses exceeded VaR during the period	3	5	4

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent is determined by the number of cases where assumptive losses exceeded VaR before 250 business days prior to the end of period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:
VaR	historical simulation method
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of 3 years (801 business days)

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Back testing

The Back testing is one of the methods to evaluate the effectiveness of market risk measurements calculated using the VaR method that compares VaR and amount of losses (we compare VaR with assumptive profits and losses). The number of cases where assumptive losses exceeded VaR is the number of times in which losses exceeded VaR during the corresponding period.

The following table shows stressed VaR figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2015	For the fiscal year ended March 31, 2016	For the six months ended September 30, 2016
End of period	5.2	3.4	4.8
Maximum	12.5	12.5	7.2
Minimum	3.4	3.3	2.8
Average	6.4	5.2	5.0

Stressed VaR method:
Stressed VaR	historical simulation method
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of 1 year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

● Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2015	542.3	9,596.1	5.6%
As of March 31, 2016	516.6	9,638.6	5.3%
As of September 30, 2016	436.1	9,767.8	4.4%
Effect of yen interest rate	61.3
Effect of dollar interest rate	299.8
Effect of euro interest rate	39.6

Outlier criteria

As part of the capital adequacy requirements under Basel III, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

∎ Equity exposure in banking book

(8) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2015		As of September 30, 2016
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	4,168.0	4,328.4	3,541.0	3,691.6
Other equity exposure	421.8	n.a.	412.0	n.a.

Total	4,589.9	n.a.	3,953.0	n.a.

Note:

The above figures include only Japanese and foreign stocks.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended September 30, 2015			For the six months ended September 30, 2016
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	117.5	133.1	15.6	70.8	76.7	5.9

Note:

The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(1.1)	(5.0)

Note:

The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2015			As of September 30, 2016
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	2,015.7	2,058.8	43.1	1,563.6	1,649.9	86.2

Note:

The above figures include only Japanese and foreign stocks.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

(Billions of yen)
	As of September 30, 2015			As of September 30, 2016
	Net			Net
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	160.3	168.0	7.7	150.6	160.7	10.1

Note:

The above figures include only Japanese and foreign stocks.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2015	As of September 30, 2016
PD/LGD approach	4,430.4	3,715.4
Market-based approach (simple risk weight method)	521.5	643.6
Market-based approach (internal models approach)	—	—

Total	4,951.9	4,359.0

∎ Composition of Leverage Ratio

						(Millions of yen)
Corresponding line # on Basel III disclosure template (Table 2)		Corresponding line # on Basel III disclosure template (Table 1)	Item		As of September 30, 2015	As of September 30, 2016
On-balance sheet exposures				(1)
1			On-balance sheet exposures before deducting adjustment items		165,380,668	164,242,241
	1a	1	Total assets reported in the consolidated balance sheet		192,246,749	192,679,978
	1b	2	The amount of assets of subsidiaries that are not included in the scope of the leverage ratio on a consolidated basis (-)		—	—
	1c	7	The amount of assets of subsidiaries that are included in the scope of the leverage ratio on a consolidated basis (except those included in the total assets reported in the consolidated balance sheet)		—	—
	1d	3	The amount of assets that are deducted from the total assets reported in the consolidated balance sheet (except adjustment items) (-)		26,866,080	28,437,737
2		7	The amount of adjustment items pertaining to Tier1 capital (-)		608,441	887,319
3			Total on-balance sheet exposures	(a)	164,772,227	163,354,922
Exposures related to derivative transactions				(2)
4			Replacement cost associated with derivatives transactions, etc.		2,953,992	2,835,092
5			Add-on amount associated with derivatives transactions, etc.		5,780,165	5,272,277
			The amount of receivables arising from providing cash margin in relation to derivatives transactions, etc.		720,563	1,053,499
6			The amount of receivables arising from providing cash margin, provided where deducted from the consolidated balance sheet pursuant to the operative accounting framework		139,039	183,926
7			The amount of deductions of receivables (out of those arising from providing cash variation margin) (-)		—	—
8			The amount of client-cleared trade exposures for which a bank holding company acting as a clearing member is not obliged to make any indemnification (-)		/	/
9			Adjusted effective notional amount of written credit derivatives		2,604,848	2,127,459
10			The amount of deductions from effective notional amount of written credit derivatives (-)		2,300,909	1,951,393
11		4	Total exposures related to derivative transactions	(b)	9,897,698	9,520,861
Exposures related to repo transactions				(3)
12			The amount of assets related to repo transactions, etc		12,518,834	12,454,962
13			The amount of deductions from the assets above (line 12) (-)		5,592,130	4,804,918
14			The exposures for counterparty credit risk for repo transactions, etc		359,275	310,824
15			The exposures for agent repo transactions		/	/
16		5	Total exposures related to repo transactions, etc.	(c)	7,285,979	7,960,869
Exposures related to off-balance sheet transactions				(4)
17			Notional amount of off-balance sheet transactions		47,084,828	45,790,795
18			The amount of adjustments for conversion in relation to off-balance sheet transactions (-)		30,029,572	29,777,895
19		6	Total exposures related to off-balance sheet transactions	(d)	17,055,256	16,012,899
Leverage ratio on a consolidated basis				(5)
20			The amount of capital (Tier1 capital)	(e)	7,742,337	7,982,529
21		8	Total exposures ((a)+(b)+(c)+(d))	(f)	199,011,162	196,849,553
22			Leverage ratio on a consolidated basis ((e)/(f))		3.89%	4.05%

∎ Liquidity Coverage Ratio

Liquidity standards agreed upon by the Basel Committee on Banking Supervision require our liquidity coverage ratio to surpass the minimum standard starting March 31, 2015.

We calculate our consolidated liquidity coverage ratio (the “Consolidated LCR”) in accordance with the regulation “The Evaluation Criterion on the Sound Management of Liquidity Risk Defined, Based on Banking Law Article 52-25, as One of Criteria for Bank Holding Companies to Evaluate the Soundness of Their Management and the Ones of Their Subsidiaries and Others, which isalso One of Evaluation Criteria on the Soundness of the Banks’ Management” (the FSA Notice No. 62 of 2015 (the “Notice No. 62”)).

The information disclosed herein is in accordance with “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Status of Sound Management of Liquidity Risk , etc. pursuant to Article 19-2, Paragraph 1, Item 5, Sub-item (e) , etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 7 of 2015)” (the FSA Notice No. 7 of 2015).

The status of our sound management of liquidity risk is as follows:

			(In million yen, the number of data)
Item			For the three months ended June 30, 2016		For the three months ended September 30, 2016
High-Quality Liquid Assets		(1)	/		/
1	Total high-quality liquid assets (HQLA)		57,188,995		57,090,473

Cash Outflows		(2)	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE
2	Cash outflows related to unsecured retail funding		43,955,249	3,530,549	44,008,357	3,526,292
3	of which, Stable deposits		12,392,000	371,760	12,530,184	375,905
4	of which, Less stable deposits		31,563,248	3,158,789	31,478,172	3,150,386
5	Cash outflows related to unsecured wholesale funding		63,760,908	38,593,805	63,299,387	37,753,048
6	of which, Qualifying operational deposits		0	0	0	0
7	of which, Cash outflows related to unsecured wholesale funding other than qualifying operational deposits and debt securities		57,999,684	32,832,581	58,053,129	32,506,790
8	of which, Debt securities		5,761,223	5,761,223	5,246,257	5,246,257
9	Cash outflows related to secured funding, etc		/	765,152	/	766,074
10	Cash outflows related to derivatives transactions, etc. funding programs, credit and liquidity facilities		23,775,982	6,369,778	23,202,759	6,277,139
11	of which, Cash outflows related to derivatives transactions, etc		2,113,192	2,113,192	2,117,193	2,117,193
12	of which, Cash outflows related to funding programs		181,957	181,957	142,068	142,068
13	of which, Cash outflows related to credit and liquidity facilities		21,480,832	4,074,627	20,943,497	4,017,877
14	Cash outflows, etc. related to contractual funding obligations		5,418,606	1,692,540	5,784,046	1,641,270
15	Cash outflows related to contingencies		68,743,586	659,768	68,312,323	642,956
16	Total cash outflows		/	51,611,594	/	50,606,781

Cash Inflows		(3)	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE	TOTAL UNWEIGHTED	TOTAL WEIGHTED VALUE
17	Cash inflows related to secured lending and investments, etc.		9,881,988	600,587	10,378,214	697,911
18	Cash inflows related to collections of loans, etc		8,640,308	6,076,458	8,543,637	6,188,933
19	Other cash inflows		5,754,752	2,579,483	5,727,527	2,157,466
20	Total cash inflows		24,277,050	9,256,529	24,649,379	9,044,311

Consolidated liquidity coverage ratio		(4)	/		/
21	Total HQLA allowed to be included in the calculation		/	57,188,995	/	57,090,473
22	Net cash outflows		/	42,355,064	/	41,562,470
23	Consolidated liquidity coverage ratio		/	135.1%	/	137.4%
24	The number of data used to calculate the average value		3		3

Notes:

1.	Item from 1 to 23 are quarterly average using data points as shown in item 24.

2.	We do not apply the “exception regarding qualifying operational deposits” in Article 28 of the Notice No. 62 with respect to item 6.

3.	The numbers in item 11 include the amount of additional collateral required due to market valuation changes on derivatives transactions estimated by the “historical look-back approach” instead of “scenario approach” in Article 37 of the Notice No. 62.

4.	There are no material components that necessitate detailed explanation of “cash outflows from other contracts” in Article 59 of the Notice No. 62 within item 14, “cash outflows from other contingent funding obligations” in Article 52 of the Notice No. 62 within item 15, “cash inflows from other contracts” in Article 72 of the Notice No. 62 within item 19.

	2015			2016				2017
	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
Consolidated LCR (quartely average)	124.6%	128.4%	133.4%	128.2%	135.1%	137.4%

Our Consolidated LCR does not lead to any issues since it surpasses not only the minimum standard required under the liquidity regulation, but also the final regulatory standard (100%), with no significant change.

LCR disclosed herein does not differ much from the level we expected beforehand, and we do not expect our Consolidated LCR in the future to deviate significantly from the current level.

There are no significant changes in the composition, such as currency composition or type composition, and geographic distribution of the HQLA allowed to be included in the calculation.

In addition, there is no significant currency mismatch which might affect our funding conditions between total amount of the HQLA allowed to be included in the calculation and net cash outflow regarding significant currencies.

∎ Status of Major Liquid Assets

		(Billions of yen)
Item	Mar. 2016	Sep. 2016
Cash and Due from Banks (including Due from Central Banks)	36,315.4	42,715.3
Trading Securities	5,467.9	5,215.1
Securities	38,901.0	32,122.7
Bonds Held to Maturity	4,817.5	4,258.6
Other Securities	34,083.5	27,864.0
Japanese Stocks	3,457.6	3,227.0
Japanese Bonds	18,874.4	13,495.3
Japanese Government Bonds	15,765.8	10,374.8
Japanese Local Government Bonds	240.6	281.3
Japanese Corporate Bonds	2,867.9	2,839.2
Other	11,751.3	11,141.5
Foreign Bonds	9,719.5	8,952.7
Other	2,031.8	2,188.8

Total	80,684.5	80,053.3

Portion pledged as collateral	(17,774.1)	(13,680.2)

Total after the deduction above	62,910.3	66,373.0

Note:

1.	All securities included in the table above have fair value.

2.	Portion pledged as collateral mainly consists of securities and others collateralized for borrowed money, foreign and domestic exchange transactions or derivatives transactions, or substituted for margins for futures transactions.

3.	Figures in the above table do not represent high quality liquid assets under the Basel III regulatory regime.